Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Greenfire Resources Ltd.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Greenfire Resources Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Greenfire Resources Ltd., and subsidiaries (the “Company”) as at December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

March 20, 2024

We have served as the Company’s auditor since 2021

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Greenfire Resources Ltd

Consolidated Balance Sheets

As at December 31
($CAD thousands)	note	2023	2022
Assets
Current assets
Cash and cash equivalents	7	$109,525	$35,363
Restricted cash	8	-	35,313
Accounts receivable	14	34,680	34,308
Inventories	9	13,863	14,568
Prepaid expenses and deposits		5,746	3,975
		163,814	123,527
Non-current assets
Property, plant and equipment	10	941,374	963,050
Deferred income tax asset	12	68,295	87,681
		1,009,669	1,050,731
		1,173,483	1,174,258
Liabilities
Current liabilities
Accounts payable and accrued liabilities	22	59,850	46,569
Current portion of long-term debt	15	44,321	63,250
Warrant liability	20	18,630	-
Taxes payable	5	1,063	-
Current portion of lease liabilities	11	6,002	98
Risk management contracts	14	417	27,004
		130,283	136,921
Non-current liabilities
Long-term debt	15	332,029	191,158
Lease liabilities	11	7,722	865
Decommissioning liabilities	13	8,449	7,543
		348,200	199,566
		478,483	336,487
Shareholders’ equity
Share capital	5,19	158,515	15
Contributed surplus	5,19	9,788	44,674
Retained earnings (deficit)		526,697	793,082
		695,000	837,771
		$1,173,483	$1,174,258

Commitments and contingencies (note 18)

See accompanying notes to the consolidated financial statements

These Consolidated Financial Statements were approved by the Board of Directors.

Robert Logan, Director	Derek Aylesworth, Director

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Greenfire Resources Ltd.

Consolidated Statements of Comprehensive Income (Loss)

($CAD thousands, except per share amounts)	note	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Revenues
Oil sales	16	$675,970	$998,849	$270,674
Royalties	16	(23,706)	(50,064)	(9,543)
Oil sales, net of royalties		652,264	948,785	261,131

Gain (loss) on risk management contracts	14	16,405	(121,478)	(39,291)
		668,669	827,307	221,840
Expenses
Diluent expense		304,740	368,015	94,623
Transportation and marketing		55,673	67,842	24,057
Operating expenses		148,965	160,826	59,710
General and administrative		11,536	9,836	3,285
Stock-based compensation		9,808	1,183	-
Financing and interest	17	110,214	77,074	25,050
Depletion and depreciation	10	68,054	68,027	27,071
Exploration and other expenses		3,852	1,825	350
Other (income) expenses		(2,905)	(206)	8,373
Transaction costs	5,6	12,172	2,769	10,318
Listing expense	5	106,542	-	-
Gain on revaluation of warrants	20	(34,973)	-	-
Gain on acquisitions	6	-	-	(693,953)
Foreign exchange (gain) loss		(8,724)	26,099	1,512
Total expenses		784,954	783,290	(439,604)
Net income (loss) before taxes		(116,285)	44,017	661,444
Income tax recovery (expense)	12	(19,386)	87,681	-
Net income (loss) and comprehensive income (loss)		$(135,671)	$131,698	$661,444

Net income (loss) per share
Basic[1]	19	$(2.49)	$2.69	$15.52
Diluted[1]	19	$(2.49)	$1.88	$13.75

[1]	For the years ended December 31, 2022 and 2021 the Company’s basic and diluted earnings per share is the net income per common share of Greenfire Resources Inc (see Note 1)., and the weighted average common shares outstanding has been recast by the applicable exchange ratio following the completion of the De-Spac Transaction with MBSC (Note 5.)

See accompanying notes to the consolidated financial statements

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Greenfire Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

($CAD Thousands, except per share amounts)	note	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Share capital
Balance, beginning of year		$15	$15	$-
Issuance on exercise of bond warrants	5,19	38,911	-	-
Issuance to MBSC shareholders	5,19	62,959	-	-
Issuance of shares for PIPE investment	5,19	56,630	-	-
Shares issued during year	19	-	-	15
Balance, end of year		158,515	15	15
Contributed surplus
Balance, beginning of year		44,674	43,491	-
Stock based compensation	19	9,808	1,183	-
Exercise of performance warrants	5,19	(1,203)	-	-
Issuance and exercise of bond warrants	5,19	(43,491)	-	43,491
Balance, end of year		9,788	44,674	43,491
Retained earnings (deficit)
Balance, beginning of year		793,082	661,384	(60)
Common shares repurchased and cancelled	5,19	(41,464)	-	-
Dividend on De-Spac transaction	5,19	(59,388)	-	-
Exercise of bond warrants	5,19	4,580	-	-
Exercise of performance warrants	5,19	1,202	-	-
Issuance of warrants	20	(35,644)	-	-
Net income (loss) and comprehensive (loss)		(135,671)	131,698	661,444
Balance, end of year		526,697	793,082	661,384
Total shareholders’ equity		$695,000	$837,771	$704,890

See accompanying notes to the consolidated financial statements

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Greenfire Resources Ltd.

Consolidated Statements of Cash Flows

($CAD Thousands, except per share amounts)	note	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Operating activities
Net income (loss)		$(135,671)	$131,698	$661,444
Items not affecting cash:
Deferred income taxes	12	19,386	(87,681)	-
Gain on acquisitions	6	-	-	(693,953)
Unrealized (gain) loss on risk management contracts	14	(26,587)	(8,673)	35,677
Foreign exchange (gain) loss		(8,967)	26,099	1,512
Depletion and depreciation	10	67,893	67,868	27,996
Stock based compensation	19	9,808	1,183	-
Other non-cash expenses		68	66	3,769
Accretion	13	906	743	298
Amortization of debt issuance costs	17	43,478	29,854	2,152
Debt redemption premium	15,17	19,152	-	-
Gain on revaluation of warrants	20	(34,973)	-	-
Listing expense	5	106,542	-	-
Change in non- cash working capital	24	25,513	3,570	(6,910)
Cash provided by operating activities		86,548	164,727	31,985
Financing activities
Issuance of long-term debt net of issuance costs	15	382,454	-	365,591
Repayment of long-term debt	15	(294,647)	(123,612)	-
Debt redemption premium	15,17	(19,152)	-	-
Issuance of common shares	19	67,115	-	15
Common shares repurchased	5,19	(41,464)	-	-
Dividend on De-Spac transaction	5,19	(59,388)	-	-
De-Spac transaction costs	5,19	(34,817)	-	-
Payment of lease liabilities	11	(99)	(26)	-
Cash provided (used) by financing activities		2	(123,638)	365,606
Investing activities
Property, plant and equipment expenditures	10	(33,428)	(39,592)	(4,594)
Cash and cash equivalents acquired in acquisitions	6	-	-	6,918
Acquisitions	6	-	-	(366,454)
Restricted cash	8	35,313	(26,613)	(8,140)
Change in non-cash working capital (accrued additions to PP&E)	24	(13,988)	2,459	35,742
Cash used in investing activities		(12,103)	(63,746)	(336,528)
Exchange rate impact on cash and cash equivalents held in foreign currency		(285)	(2,849)	(194)
Change in cash and cash equivalents		74,162	(25,506)	60,869
Cash and cash equivalents, beginning of year		35,363	60,869	-
Cash and cash equivalents, end of year		$109,525	$35,363	$60,869

See accompanying notes to the consolidated financial statements

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Notes to the Consolidated Financial Statements

1. CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. On September 20, 2023, the Company participated in a De-Spac transaction involving a number of entities, including Greenfire Resources Inc. (“GRI”) and M3-Brigade Acquisition III Corp (“MBSC”) (the “De-Spac Transaction”). Refer to Note 5 De-Spac Transaction for additional information. These audited consolidated financial statements are comprised of the accounts of Greenfire and its wholly owned subsidiaries, GRI and MBSC. The prior period amounts presented are those of GRI, which continued as the operating entity, concurrent with recapitalization. As of January 1, 2024, GRI was amalgamated with Greenfire Resources Operation Corporation (“GROC”).

The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, focused primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

2. BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). In these consolidated financial statements, all dollars are expressed in Canadian dollars, which is the Company’s functional currency, unless otherwise indicated. These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The consolidated financial statements were approved by the Board of Directors on March 20, 2024.

3. MATERIAL ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements consist of financial records of the Company and its wholly owned subsidiaries. The Company has two direct subsidiaries, MBSC and GROC which are 100% wholly owned by the Company, as well as several indirect subsidiaries, including, Hangingstone Expansion Limited Partnership (“HELP”) and Hangingstone Demo Limited Partnership (“HDLP”), which were formed by GROC and their general partners Hangingstone Expansion General Partner (“HEGP”) and Hangingstone Demo General Partner (“HDGP”), respectively. The units of HELP and HDLP are allocated at 99.99% to GROC for both entities and 0.01% to HEGP and HDGP, respectively. HEGP and HDGP are wholly owned subsidiaries of GROC, along with Greenfire Resources Employment Corporation. Intercompany transactions and balances between the entities are eliminated upon consolidation.

Joint arrangements

The Company undertakes certain business activities through joint arrangements. Interests in joint arrangements have been classified as joint operations. Joint control exists for contractual arrangements governing the Company’s assets whereby Greenfire has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. A joint operation is established when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company only recognizes its proportionate share in assets, liabilities, revenues and expenses associated with its joint operations.

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Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held with banks, and other short-term highly liquid investments such as bankers’ acceptances, commercial paper, money market deposits or similar instruments, with a maturity of 90 days or less.

Foreign currency translation

Foreign currency transactions are translated into Canadian Dollars at exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange on the balance sheet date. Any resulting exchange differences are included in the Consolidated Statement of Comprehensive Income (Loss). Nonmonetary assets and liabilities denominated in a foreign currency are measured at historical cost and are translated into the functional currency using the rates of exchange as at the dates of the initial transactions.

Operating segments

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in and revenue is earned in Canada.

Financial instruments

Financial assets and financial liabilities are recognized in the Company’s balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

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Financial assets that meet the following conditions are measured subsequently at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).

Classifications are not changed subsequent to initial recognition, except in limited circumstances.

Credit risk arises from the potential that the Company may incur a loss if a counterparty fails to meet its obligations in accordance with agreed terms. Financial assets are assessed at each reporting date to determine whether there is any evidence that credit losses are expected. Credit loss of financial assets is determined by assessing and measuring the expected credit losses of the instruments at each reporting period. The Company measures expected credit losses using a lifetime expected loss allowance model for all trade receivables and contract assets. The credit-loss model groups receivables based on similar credit risk characteristics and the number of days past due in order to estimate and recognize bad debt expenses. When measuring expected credit losses, the Company considers a variety of factors including: evidence of the debtor’s financial condition, history of collections, the term of the receivable and any recent and expected future changes in economic conditions. The Company has not experienced any write-offs of uncollectible receivables; as a result, there are no expected credit losses recognized as at December 31, 2023 (nil for 2022 and 2021).

Financial liabilities

On initial recognition, financial liabilities are classified at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, is a derivative or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. A financial liability is derecognized when its contractual obligations are discharged or canceled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

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The Company may, from time to time, enter into certain financial derivative contracts to manage exposure from fluctuating commodity prices, interest rates or foreign exchange rates between the Canadian and US dollar. Such risk management contracts are not used for trading or speculative purposes. The Company has not designated its risk management contracts as effective hedges and has not applied hedge accounting even though the Company considers all financial derivate contracts to be economic hedges, as such all risk management contracts have been recorded at fair value with changes in fair value being recorded through profit or loss.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The following table summarizes the method by which the Company measures its financial instruments on the consolidated balance sheets and the corresponding hierarchy rating for their derived fair value estimates:

Financial Instrument	Classification & Measurement
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Accounts receivable	Amortized cost
Risk management contracts	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Warrant liability	FVTPL
Long-term debt	Amortized cost

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities included on the consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

The estimated fair value of long-term debt has been determined based on period-end trading prices of long-term borrowings on the secondary market (level 2), for further information please refer to Note 15.

The warrants issued were classified as financial liabilities due to a cashless exercise feature and are measured at fair value upon issuance and at each subsequent reporting period with the changes in fair value recorded in the consolidated statement of income (loss). The fair value of these warrants is determined using the Black-Scholes option valuation model.

Common shares are classified as shareholders’ equity. The Company may issue share purchase warrants as a part of debt and/or equity financings. These financial instruments are assessed at the date of issue, based on their underlying terms and conditions, as to whether they are an equity instrument or a derivative financial instrument and if determined to be an equity instrument they are initially recognized in shareholder’s equity at fair value on date of issue. Classifications are not changed after initial recognition and only reassessed when there is a modification in the terms and conditions of the underlying share purchase warrant. Incremental costs directly attributable to the issuance of equity instruments as a deduction from equity, net of any tax effects.

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Revenue

Revenue is measured based on consideration to which the Company expects to be entitled in a contract with a customer. The Company recognizes revenue primarily from the sale of diluted and non- diluted bitumen. Revenue is recognized when its single performance obligation is satisfied. This occurs when the product is delivered, control of the product and title or risk of loss transfers to the customer at contractually specified transfer points. This transfer coincides with title passing to the customer and the customer taking physical possession of the commodity. The Company principally satisfies its single performance obligations at a point in time. Transaction prices are determined at inception of the contract and allocated to the performance obligations identified. Payment is generally received in the following month after the sale has occurred.

The Company sells its production pursuant to fixed and variable-priced contracts. The transaction price for variable-priced contracts is based on the commodity price, adjusted for quality, location, or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed upon transaction. Royalty expenses are recognized as production occurs.

The Company has long-term marketing agreements with a single counterparty (“Sole Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”), until October 2028 and at Hangingstone Demo (“Demo”), until April 2026. Fees paid to the Sole Petroleum Marketer as part of these agreements include marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses. In addition, the Sole Petroleum Marketer provided letters of credit in support of the Company’s long-term transportation commitment until November 2023. As a result of these marketing agreements, the Company is exposed to concentration and credit risks, as all sales are to a single counterparty.

Inventories

Inventories consist of crude oil products and warehouse materials and supplies. The carrying value of inventory includes direct and indirect expenditures incurred in the normal course of business in bringing an item or product to its existing condition and location. The Company values inventories at the lower of cost and net realizable value on a weighted average cost basis. Net realizable value is the estimated selling price less applicable selling expenses. If the carrying value exceeds net realizable value, a write-down is recognized. A change in circumstances could result in a reversal of the write-down for the inventory that remains on hand in a subsequent period.

Property, plant and equipment (“PP&E”)

PP&E is measured at the cost to acquire, less accumulated depletion and depreciation, and net of any impairment losses. The Company begins capitalizing oil exploration costs after the right to explore has been obtained and includes land acquisition costs, geological and geophysical activities, drilling expenditures and costs incurred for the completion and testing of exploration wells. The Company capitalizes all subsequent investments attributable to the development of its oil assets if the expenditures are considered a betterment and provide a future benefit beyond one year. Costs of planned major inspections, overhaul and turnaround activities that maintain PP&E and benefit future years of operations are capitalized and depreciated on a straight-line basis over the period to the next turnaround. Recurring planned maintenance activities performed on shorter intervals are expensed. Replacements of equipment are capitalized when it is probable that future economic benefits will flow to the Company. The Company’s capitalized costs primarily consist of pad construction, drilling activities, completion activities, well equipment, processing facilities, gathering systems and pipelines. Borrowing costs attributable to long-term development projects are also capitalized.

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Capitalized costs are classified as exploration and evaluation (“E&E”) assets if technical feasibility and commercial viability have not yet been established. Technical feasibility and commercial viability are generally deemed to exist when proved reserves are present and the Company has sanctioned the project for commercial development. Capitalized costs are classified as PP&E assets if they are attributable to the development of oil reserves after technical feasibility and commercial viability have been achieved. Once the technical feasibility and commercial viability of E&E assets have been established, the E&E assets are tested for impairment and reclassified to PP&E. The majority of the Company’s PP&E is depleted using the unit-of-production method relative to the Company’s estimated total recoverable proved plus probable (2P) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop the Company’s estimated recoverable proved plus probable reserves. The depletion base excludes E&E and the cost of assets that are not yet available for use in the manner intended by Management. Corporate assets and other capitalized costs are depreciated over their estimated useful lives primarily using the declining-balance method.

There were no E&E costs as at December 31, 2023, 2022 and 2021.

Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The Company’s provisions primarily consist of decommissioning liabilities associated with dismantling, decommissioning, and site disturbance remediation activities related to its oil assets.

At initial recognition, the Company recognizes a decommissioning asset and corresponding liability on the balance sheet. Decommissioning liabilities are measured at the present value of expected future cash outflows required to settle the obligations at the balance sheet date, using managements best estimate of expenditures required to settle the liability. Decommissioning liabilities are measured based on the estimated future inflation rate and then discounted to net present value using a credit adjusted risk-free discount rate. Any change in the present value, as a result of a change in discount rate or expected future costs, of the estimated obligation is reflected as an adjustment to the provision and the corresponding item of property, plant and equipment. The liability for decommissioning costs is increased each period through the unwinding of the discount, which is included in finance and interest costs in the consolidated statements of comprehensive income (loss). Decommissioning liabilities are remeasured at each reporting period primarily to account for any changes in estimates or discount rates. Actual expenditures incurred to settle the obligations reduce the liability.

Contingent liabilities reflect a possible obligation that may arise from past events and the existence of which can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Company. Contingent liabilities are not recognized on the balance sheet unless they can be measured reliably and the possibility of an outflow of economic benefits in respect of the contingent obligation is considered probable. Disclosure of contingent liabilities is provided when there is a less than probable, but more than remote, possibility of material loss to the Company.

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Impairment of non-financial assets

For the purpose of estimating the asset’s recoverable amount, PP&E assets are grouped into Cash Generating Units (“CGU”). A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company’s PP&E assets are currently held in two CGUs. Our Hangingstone Expansion and Demo assets represent our two CGU’s at December 31, 2023 and December 31, 2022.

PP&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the discounted present value of the expected future cash flows from continuing use of the asset or CGU. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. An impairment loss is recognized in earnings or loss if the carrying amount of the asset or CGU exceeds its estimated recoverable amount.

At each reporting period, PP&E, E&E and right-of-use (“ROU”) assets are tested for impairment reversal at the CGU level when facts and circumstances suggest that the recoverable amount of the CGU may exceed the carrying value. Impairment reversal is limited to the carrying amount which would have been recorded had no historical impairment been recorded.

Business combinations

Business combinations are accounted for using the acquisition method of accounting in which identifiable assets acquired and liabilities assumed in a business combination are recognized and measured at their fair value at the date of the acquisition. If the cost of the acquisition is less than the fair value of the net asset acquired, the difference is recognized in net income (loss). If the cost of the acquisition is greater than the fair value of the net assets acquired, the difference is recognized as goodwill.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation and corresponding ROU asset are recognized at the commencement of the lease. Lease liabilities are initially measured at the present value of the unavoidable lease payments and discounted using the Company’s incremental borrowing rate when an implicit rate in the lease is not readily available. Interest expense is recognized on the lease obligations using the effective interest rate method. The ROU assets are recognized at the amount of the lease liabilities, adjusted for lease incentives received and initial direct costs, on commencement of the leases. ROU assets are depreciated on a straight-line basis over the lease term. The Company is required to make judgments and assumptions on incremental borrowing rates and lease terms. The carrying balance of the leased assets and lease liabilities, and related interest and depreciation expense, may differ due to changes in market conditions and expected lease terms. Short-term and low value leases have not been included in the measurement of lease liabilities.

Income taxes

Income tax is comprised of current and deferred tax. Income tax expense (recovery) is recognized in the consolidated statement of comprehensive income (loss) except to the extent that it relates to share capital, in which case it is recognized in equity. Current tax is the expected tax payable (receivable) on the taxable income (loss) for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 12

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and does not affect profit, other than temporary differences that arise in shareholder’s equity. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset on the consolidated balance sheet if there is a legally enforceable right to offset and they relate to income taxes levied by the same tax authority. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are not recognized until such time that it is more likely than not that the related tax benefit will be realized.

Stock-based compensation

The Company’s stock-based compensation plans for employees consist of performance warrants. The Company’s stock-based compensation plans are accounted for as equity-settled share-based compensation plans. The fair values of the equity settled awards are initially measured at the date of issuance using the Black-Scholes model using an estimated forfeiture rate, volatility, dividend yield, risk-free rate and expected life. The fair value is recorded as stock-based compensation over the vesting period with a corresponding amount reflected in contributed surplus. When performance warrants are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

Per share information

Basic per share information is calculated using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the basic weighted average number of common shares outstanding during the year, adjusted for the number of shares that could have had a dilutive effect on net income during the year had in the-money and outstanding equity compensation units been exercised.

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied a number of amendments to IFRS that are mandatorily effective as of January 1, 2023. These adopted amendments are as follows, with their adoption having no significant impact on the Company’s consolidated financial statements.

Amendments to IAS 1 — Presentation of Financial Statements

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

Amendments to IAS 12 — Income Taxes

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 13

Future accounting pronouncements

The Company plans to adopt the following amendments that are effective for annual periods beginning on or after January 1, 2024. The pronouncements will be adopted on their respective effective dates; however, each is not expected to have a material impact on the financial statements.

Amendments to IAS 1 — Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

Amendments to IAS 1 — Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or noncurrent). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

4. ACCOUNTING JUDGEMENTS AND ESTIMATES

The timely preparation of the consolidated financial statements requires that management make estimates and assumptions and use judgement regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during that period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. The estimated fair value of financial assets and liabilities are subject to measurement uncertainty. In addition, climate change and the evolving worldwide demand for alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value of the related assets. As these issues advance and regulations change, future financial performance may be impacted. This also presents uncertainty and risk with respect to the Company, its performance and estimates and assumptions. The timing in which global energy markets transition from carbon-based sources to alternative energy or when new regulatory practices may be implemented is highly uncertain.

The ongoing geopolitical risks and conflicts have resulted in significant commodity price volatility and increased the level of uncertainty in the Company’s future cash flow. The Company’s gains and losses from its commodity price risk management contracts is likely to be volatile in the current market environment and there is greater emphasis on ensuring operations is uninterrupted and production volumes are delivered to meet these obligations. Additionally, the higher degree of commodity price volatility may increase systemic risk to the global commodities trading and banking businesses, which in turn may increase the Company’s counterparty risk. The Company has not experienced impairment of its receivables and currently has no information that indicates there is elevated risk of impairment in the future.

Accordingly, actual results may differ materially from estimated amounts as future confirming events occur. Significant judgements, estimates and assumptions made by management in the preparation of these consolidated financial statements are outlined below.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 14

Inventories

The Company evaluates the carrying value of its inventory at the lower of cost and net realizable value. The net realizable value is estimated based on current market prices that the Company would expect to receive from the sale of its inventory.

Decommissioning liabilities

The provision for decommissioning liabilities is based upon numerous assumptions including settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Actual costs and cash outflows could differ from the estimates as a result of changes in any of the above noted assumptions.

Risk management contracts

The Company utilizes commodity risk management contracts to manage commodity price risk on oil sales and operating expenses. The Company may also utilize foreign exchange risk management contracts to reduce its exposure to foreign exchange risk associated with its interest payments on its US dollar denominated term debt. The calculated fair value of the risk management contracts relies on external observable market data including quoted forward commodity prices and foreign exchange rates. The resulting fair value estimates may not be indicative of the amounts realized at settlement and as such are subject to measurement uncertainty.

Deferred income taxes

The provision for income taxes is based on judgments in applying income tax law and estimates on the timing and likelihood of reversal of temporary differences between the accounting and tax bases of assets and liabilities. The provision for income taxes is based on the Company’s interpretation of the tax legislation and regulations which are also subject to change. The Company recognizes a tax provision when a payment to tax authorities is considered more likely than not. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Income tax filings are subject to audits and reassessments and changes in facts, circumstances and interpretations of the standards which may result in a material increase or decrease in the Company’s provision for income taxes.

Long-term debt

The measurement of the current portion of long-term debt includes assumptions of expected excess cashflows that are based on management’s estimates.

Bitumen reserves

The estimation of reserves involves the exercise of judgment. Forecasts are based on engineering data, estimated future prices, expected future rates of production and the cost and timing of future capital expenditures, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserves estimates will be revised either upward or downward based on updated information such as the results of future drilling and production. Reserves estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and for determining potential asset impairment.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 15

Impairments

CGUs are defined as the lowest grouping of assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures, and the way in which management monitors the Company’s operations. The recoverable amounts of CGUs and individual assets have been determined as the higher of the CGUs or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and significant assumptions and are subject to changes as new information becomes available including information on future commodity prices, expected production volumes, quantity of proved and probable reserves and discount rates as well as future development and operating expenses. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGUs.

Property, plant and equipment

Producing assets within PP&E are depleted using the unit-of-production method based on estimated total recoverable proved plus probable reserves and future costs required to develop those reserves. There are several inherent uncertainties associated with estimating reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Share purchase warrants

The Company has and may, from time to time, issue share purchase warrants (“warrants”) as a part of debt and or equity financings. These warrants may be initially classified as shareholders’ equity or a derivative financial liability based on the terms and conditions of the underlying agreement. The determination of fair value of the share purchase warrants are primarily derived from the fair value of the underlying common shares. The determination of which methodology is most appropriate to determine the fair value of these warrants involves judgement.

The estimation of fair value could be determined using the binomial model, the Black Scholes model, the residual method or a relative fair value method depending on the terms of the warrant. The inputs to any of these models require estimates related to share price, share price volatility, interest rates, cash flow multiples, dividend yields, and expected life, all subject to judgment and estimation uncertainty due to both internal and external market factors. Changes in assumptions can impact the fair value estimated for such warrants.

5. De-Spac Transaction

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction (i) Canadian Merger Sub amalgamated with and into GRI pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta), with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and (ii) DE Merger Sub merged with and into MBSC pursuant to a Delaware statutory merger (the “Merger) with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 16

As a result of the De-Spac Transaction, the following occurred:

●	Of the GRI 8,937,518 common shares outstanding, 7,996,165 were converted to 43,690,534 common shares of Greenfire and 941,353 were cancelled in exchange for cash consideration of $70.8 million. Cash consideration was comprised of a dividend paid of $59.4 million and $11.4 million for shares repurchased and cancelled by the Company. The $70.8 million cash consideration was recorded as a reduction to retained earnings.

●	312,500 outstanding GRI bondholder warrants were exchanged for 3,225,810 GRI common shares of which 2,886,048 were converted to 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million. This $25.5 million was recorded as a reduction to retained earnings. In conjunction with the share conversion and cancellation, $43.5 million was reclassified from contributed surplus to share capital ($38.9 million) and retained earnings ($4.6 million).

●	Of the 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Greenfire performance warrants and 77,941 were cancelled for cash consideration of $4.5 million, which was the fair value of the warrants. The $4.5 million was recorded as a reduction to retained earnings. In conjunction with the cancellation, $1.2 million was reclassified from contributed surplus to retained earnings.

●	Greenfire issued an additional 5,000,000 Greenfire warrants to former GRI shareholders, GRI bond warrant holders and performance warrant holders that entitle the holder of each warrant to purchase one common share of Greenfire. The warrants were recorded as a warrant liability on the consolidated balance sheet, see Note 20.

●	755,707 MBSC Class A common shares held by MBSC’s public shareholders were converted into 755,707 Greenfire common shares.

●	4,250,000 Class B MBSC common shares were converted into 4,250,000 Greenfire common shares.

●	2,526,667 MBSC private placements warrants were converted into 2,526,667 Greenfire warrants, which were recorded as a warrant liability on the consolidated balance sheet, see Note 20.

●	Concurrent with the execution of the Business Combination Agreement, the Company and MBSC had entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase Class A common shares of MBSC at a purchase price of US$10.10 per share. MBSC issued 4,177,091 Class A common shares to the PIPE Investors for proceeds of $56.6 million (US$42.2 million) which were converted into Greenfire common shares at the closing of the De-Spac Transaction.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 17

Greenfire has been identified as the acquirer for accounting purposes. As MBSC does not meet the definition of a business under IFRS 3 Business Combinations, the transaction is accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized as a listing expense. The fair value of MBSC Class B common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. The fair value of MBSC Class A common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. As part of the De-Spac Transaction, Greenfire acquired marketable securities held in trust, prepaid expenses, accrued liabilities, taxable payable, other liabilities, warrant liability and deferred underwriting fees. The following table reconciles the elements of the listing expense:

($ thousands)
Total fair value of consideration deemed to have been issued by Greenfire:
4,250,000 MBSC Class B common shares at US$9.37 per common share (US$39.8 million)	$53,454
755,707 MBSC Class A common shares at US$9.37 per common share (US$7.1 million)	$9,505

Less the following:
Fair value of identifiable net assets of MBSC
Marketable securities held in Trust Account	10,485
Prepaid expenses and deposits	8
Accounts payable and accrued liabilities	(16,262)
Warrant liability	(17,960)
Other liability	(5,369)
Deferred underwriting fee	(13,422)
Taxes payable	(1,063)
Fair value of identifiable net assets of MBSC	(43,583)
Total listing expense	$106,542

The listing expense is presented in the Consolidated Statement of Comprehensive Income (Loss). For the year ended December 31, 2023, the Company expensed $12.2 million (2022 - $2.8 million) in transaction costs related to the De-Spac.

6. ACQUISITIONS

Acquisition	Acquisition date	Cash consideration ($thousands)
GHOPCO	April 5, 2021	$19,721
JACOS	September 17, 2021	346,733
December 31, 2021		$366,454

The Company acquired all the assets of GHOPCO on April 5, 2021 for total cash consideration of $19.7 million. The assets acquired from GHOPCO include oil sands property located in the Hangingstone area of the Athabasca region. The acquisition has been accounted for as a business combination using the acquisition method of accounting. The assets and liabilities assumed are recorded at the estimated fair value on the acquisition date of April 5, 2021.

The Company acquired all the issued and outstanding common shares of JACOS on September 17, 2021 for total cash consideration of $346.7 million. The assets acquired from JACOS include various oil sands properties located in the Hangingstone area of the Athabasca region, which contain various working interest participants. One of the properties acquired, which is a developed and producing oil sands property and generates all of the acquired revenues, includes a 75% interest in a joint operation. The acquisition has been accounted for as a business combination using the acquisition method of accounting. The assets and liabilities assumed are recorded at the estimated fair value on the acquisition date of September 17, 2021.

Both acquisitions were undertaken to increase the Company’s production and reserve base in the Athabasca region, which is its core focus area.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 18

The net assets acquired is based on the estimated fair value of the underlying assets and liabilities acquired as follows:

($ thousands)	GHOPCO Amount	JACOS Amount	Total
Net assets acquired:
PP&E	$159,000	$851,389	$1,010,389
Deferred tax asset	-	32,435	32,435
Cash and cash equivalents	2,507	4,412	6,919
Accounts receivable	188	56,671	56,859
Inventories	-	8,992	8,992
Other current assets	1,111	7,846	8,957
Accounts payable and accrued liabilities	(1,847)	(27,221)	(29,068)
Other current liabilities	-	(684)	(684)
Decommissioning liabilities	(217)	(1,740)	(1,957)
Deferred tax liability	(32,435)	-	(32,435)
Net assets acquired	128,307	932,100	1,060,407
Less: Gain on acquisitions	108,586	585,367	693,953
Total cash purchase consideration	$19,721	$346,733	$366,454

There was $10.3 million of acquisition transaction costs incurred by the Company and expensed through earnings in the year ended December 31, 2021.

A gain of $108.6 million was recognized on the acquisition of GHOPCO and a gain of $585.4 million was recognized on the acquisition of JACOS. These gains were driven by an increase in oil prices between the offer and closing dates, and optimized views on production and proved and probable reserves. In addition, the market was distressed from low oil prices due to volatility associated with the COVID-19 pandemic at the time of the acquisition.

The estimated proved and probable oil reserves and related cash flows were discounted at a rate based on what a market participant would have paid, which was based on market metrics on recent market transactions at the date of acquisition.

7. CASH AND CASH EQUIVALENTS

As at December 31, 2023, the Company held cash and cash equivalents of $109.5 million (December 31, 2022- $35.4 million). The credit risk associated with the Company’s cash and cash equivalents was considered low as the Company’s balances were held with large Canadian chartered banks.

8. RESTRICTED CASH AND CREDIT FACILITY

During the year ended December 31, 2023, the Company had a $46.8 million credit facility with its Petroleum Marketer (“Credit Facility”), used for issuing letters of credit related to long-term pipeline transportation agreements. The terms required the Company to contribute cash to a cash-collateral account (“Reserve Account”) over 24 months, starting in October 2021. As at December 31, 2022, the Company held $35.3 million in restricted cash. During the year ended December 31, 2023, the Company contributed $8.0 million in restricted cash to the Reserve Account. On November 8, 2023 $43.3 million of restricted cash was released. This release was due to entering a letter of credit facility guaranteed by Export Development Canada (“EDC Facility”), leading to the termination of both the Credit and Demand Facility (see Note 15).

Greenfire Resources Ltd.	2023 Annual Financial Statements | 19

9. INVENTORIES

As at December 31 ($ thousands)	2023	2022
Oil inventories	$6,183	$7,560
Warehouse materials and supplies	7,680	7,008
Inventories	$13,863	$14,568

During the year ended December 31, 2023, approximately $567.1 million (December 31, 2022 - $559.8 million. 2021 -$149.8 million) of inventory was recorded within the respective cost components, which are composed of operating expenses, diluent expense, transportation expense and depletion and depreciation in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2023, 2022 and 2021 the Company had no inventory write downs.

10. PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use assets	Corporate assets	Total
Cost
Balance as at December 31, 2020	$-	$-	$-	$-
Acquisitions	1,010,014	-	375	1,010,389
Expenditures on PP&E	4,507	-	87	4,594
Change in decommissioning liabilities	2,133	-	-	2,133
Balance as at December 31, 2021	1,016,654	-	462	1,017,116
Additions	39,425	-	167	39,592
Right-of-use asset additions	-	969	-	969
Change in decommissioning liabilities	1,237	-	-	1,237
Balance as at December 31, 2022	1,057,316	969	629	1,058,914
Expenditures on PP&E	33,439	-	(11)	33,428
Right-of-use asset additions	-	12,789	-	12,789
Balance as at December 31, 2023	1,090,755	13,758	618	1,105,131
Accumulated Depletion, Depreciation and Amortization
Balance as at December 31, 2020	-	-	-	-
Depletion and depreciation (1)	27,949	-	47	27,996
Balance as at December 31, 2021	27,949	-	47	27,996
Depletion and depreciation (1)	67,623	60	185	67,868
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	67,580	183	130	67,893
Balance as at December 31, 2023	163,152	243	362	163,757
Net book Value
Balance at December 31, 2022	961,744	909	397	963,050
Balance at December 31, 2023	$927,603	$13,515	$256	$941,374

(1)	As at December 31, 2023 $161 of DD&A was capitalized to inventory (December 31, 2022- $766 and 2021 - 925).

No indicators of impairment were identified at December 31, 2023 and 2022, and as such no impairment test was performed.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 20

11. LEASE LIABILITIES

The Company has recognized the following leases:

($ thousands)	2023	2022	2021
Balance, beginning of year	$963	$-	$-
Additions	12,789	970	-
Interest expense	71	19	-
Payments	(99)	(26)	-
Balance, end of year	$13,724	$963	$-
Current portion	$6,002	$98	$-
Non-current portion	$7,722	$865	$-

The Company’s minimum lease payments are as follows:

As at December 31 ($ thousands)	2023	2022
Within 1 year	$6,002	$98
Within 2 to 5 years	9,252	581
Later than 5 years	1,015	492
Minimum lease payments	16,269	1,171
Amounts representing finance charges	(2,545)	(208)
Present value of net minimum lease payments	$13,724	$963

During the year ended December 31, 2022, the Company entered into a 7-year term finance lease for new office space, which has been recognized as a right-of-use asset and lease liability at inception in the consolidated balance sheets. During the year ended December 31, 2023, the initial 7-year lease was extended an additional 3 years. The liability was measured at the present value of the remaining lease payments discounted at the Company’s estimated incremental borrowing rate.

During the year ended December 31, 2023, the Company entered into a 2-year drilling contract under which the Company has committed to drill 550 days over 2 years. The lease liability was measured at the present value of the day rate payments discounted at the Company’s estimated incremental borrowing rate.

12. INCOME TAXES

The following table reconciles the expected income tax (recovery) expense calculated at the Canadian statutory rate of 23% (2022 and 2021 – 23%) to the actual income tax (recovery) expenses.

($ thousands)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Income (loss) before taxes	$(116,285)	$44,017	$661,444
Expected statutory income tax rate	23.00%	23.00%	23.00%
Expected income tax expense (recovery)	(26,746)	10,124	152,132
Gain on business combination	-	-	(159,609)
Permanent differences	24,149	7,327	15,401
Unrecognized deferred income tax (asset) liability	21,983	(105,132)	(7,924)
Deferred income tax expense (recovery)	$19,386	$(87,681)	$-

Greenfire Resources Ltd.	2023 Annual Financial Statements | 21

($ thousands)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Deferred tax asset (liability) related to:
Oil producing assets related to property, plant & equipment	$(135,800)	$(145,838)	$(157,900)
Resource related pools	10,647	11,478	9,815
Corporate non-capital losses carried forward	285,325	291,078	329,650
Corporate capital tax losses carried forward	2,609	3,211	270
Unrealized loss (gain) on financial derivatives	96	6,211	8,206
Share issuance costs	2,594	683	-
Senior secured debenture	6,793	1,792	(3,052)
Deferred tax asset not recognized	(103,969)	(80,934)	(186,989)
Deferred tax asset	$68,295	$87,681	$-

The Company has approximately $1.8 billion in tax pools and loss carry forwards in the year ended December 31, 2023 (December 31, 2022 – $1.8 billion) including approximately $1.4 billion in non-capital losses available for immediate deduction against future income. The Company’s non-capital losses have an expiry profile between 2033 and 2043.

As at December 31, 2023 the Company had the following federal income tax pools, which may be used to reduce taxable income in future years, limited to the applicable rates of utilization:

($ thousands)	Rate of Utilization (%)	Amount
Undepreciated capital cost	7-100	$328,682
Canadian oil and gas property expenditures	10	10,230
Canadian development expenditures	30	34,632
Federal income tax losses carried forward(1) (2)	100	1,376,813
Other(3)	Various	90,103
		$1,840,460

(1)	Federal income tax losses carried forward expire in the following years 2033 - $4.3 million; 2034 - $58.7 million; 2035 - $30.0 million; 2037 - $36.2 million; 2038 - $8.3 million; 2039 - $1,232.8 million; 2042 - $2.9 million; 2043 - $3.6 million.
(2)	Provincial income tax losses carry forward is $985.0 million which is lower than the federal income tax losses carried forward due to differences in historical claims at the provincial level.
(3)	Other includes $27.6 million in capital losses that have been recognized at the full amount as at December 31, 2023.

As at December 31, 2023, the Company has $27.6 million (December 31, 2022 – $2.8 million) of capital losses carried forward that can only be claimed against taxable capital gains.

13. DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $206.5 million (December 31, 2022- $206.5 million). A credit-adjusted discount rate of 12% (December 31, 2022-12%) and an inflation rate of 2.0% (December 31, 2022- 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $1.1 million with a corresponding adjustment to PP&E or net income (loss). The decommissioning liabilities are estimated to be settled in periods up to year 2071.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 22

A reconciliation of the decommissioning liabilities is provided below:

As at December 31 ($ thousands)	2023	2022	2021
Balance, beginning of year	$7,543	$5,517	$-
Initial recognition	-	-	1,957
Change in estimated future costs	-	1,283	3,262
Accretion expense	906	743	298
Balance, end of year	$8,449	$7,543	$5,517

14. FINANCIAL INSTRUMENTS, FAIR VALUES AND RISK MANAGEMENT

a)	Fair Values of Financial Instruments

	2023		2022
As at December 31 ($ thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets at amortized cost:
Cash	109,475	109,475	35,363	35,363
Restricted cash	50	50	35,313	35,313
Accounts receivable	34,680	34,680	34,308	34,308
Financial liabilities at amortized cost:
Accounts payable and accrued liabilities	59,850	59,850	46,569	46,569
Long-term debt (Note 15)	394,082	396,780	315,718	295,173
Financial liabilities at fair value through profit or loss
Risk management contracts	417	417	27,004	27,004
Warrant liability	18,630	18,630	-	-

The fair value of long-term debt was determined based on estimates as at December 31, 2023 and 2022 and is expected to fluctuate given the volatility in the debt markets.

Risk management contracts are level 2 in the fair value hierarchy. The estimated fair value of risk management contracts is derived using third-party valuation models which require assumptions concerning the amount and timing of future cash flows and discount rates. Management's assumptions rely on external observable market data including forward prices for commodities. The observable inputs may be adjusted using certain methods, which include extrapolation to the end of the term of the contract.

Warrant liabilities are a level 3 in the fair value hierarchy is calculated using a Black-Scholes calculation.

b)	Commodity Risk Management

The Company is exposed to commodity price risk on its oil sales due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 23

During the year ended December 31, 2023, the Company’s obligations under its New Notes (see note 15) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company's most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed on a monthly basis for the duration of time that the New Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

As at December 31	2023		2022
($ thousands)	Asset	Liability	Asset	Liability
Gross amount	$-	$(417)	$21,375	($48,379)
Amount offset	-	-	(21,375)	21,375
Risk Management contracts	$-	$(417)	$-	$(27,004)

The following table summarizes the financial commodity risk management gains and losses:

($ thousands)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Realized gain (loss) on risk management contracts	$(10,182)	$(122,408)	$(3,614)
Unrealized gain (loss) on risk management contracts	26,587	930	(35,677)
Gain (loss) on risk management contracts	$16,405	$(121,478)	$(39,291)

As at December 31, 2023, the following financial commodity risk management contracts were in place:

	WTI- Costless Collar			Natural Gas- Fixed Price Swaps
Term	Volume (Bbls)	Put Strike Price (US$/Bbl)	Call Strike Price ($US/Bbl)	Volume (GJ)	Swap Price ($/GJ)
Q1 2024	877,968	$60.00	$77.00	455,000	$2.97
Q2 2024	877,968	$60.00	$74.55	-	-
Q3 2024	887,800	$62.00	$92.32	-	-
Q4 2024	887,800	$59.46	$87.58	-	-

Greenfire Resources Ltd.	2023 Annual Financial Statements | 24

Subsequent to December 31, 2023, Greenfire terminated the above WTI Costless Collar risk management contracts and entered into the following financial commodity risk management contracts:

	WTI- Costless Collar			WTI Fixed Price Swaps
Term	Volume (Bbls)	Put Strike Price (US$/Bbl)	Call Strike Price ($US/Bbl)	Volume (bbls/d)	Swap Price (US$/bbl))
Jan – Dec 2024	-	-	-	11,500	$70.94
Q1 2025	640,700	$57.97	$84.22	-	-

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income, before tax, based on the financial risk management contracts in place at December 31, 2023:

	Change in WTI		Change in Natural Gas
As at December 31, 2023 ($ thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl	Increase of $1.00/GJ	Decrease of $1.00/GJ
Increase (decrease) to fair value of commodity risk management contracts	-	-	$455	$(455)

The Company’s commodity risk management contracts are held with two large reputable financial institution. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

c)	Credit Risk

As at December 31 ($ thousands)	2023	2022
Trade receivables	$22,452	$22,428
Joint interest receivables	12,228	11,880
Accounts receivable	$34,680	$34,308

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At December 31, 2023, and December 31, 2022 the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at December 31, 2023, 100% was receivable from a single company each (December 31, 2022- 100% was receivable from two companies at approximately 64% and 36% each). At December 31, 2023, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2022- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. Subsequent to December 31, 2023, the Company has received $4.4 million from its joint interest partner, with the remaining outstanding balance expected to be paid within a reasonable time, as a result there are no material financial assets that the Company considers past due and no accounts have been written off.

d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 25

The following table details the Company’s contractual maturities of its financial liabilities at December 31, 2023, and December 31. 2022:

	Year ended December 31, 2023		Year ended December 31, 2022
($ thousands)	Less than one year	Greater than one year	Less than one year	Greater than one year
Accounts payable and accrued liabilities	$59,850	$-	$46,569	$-
Risk management contracts(1)	417	-	27,004	-
Lease liabilities(1)	6,002	7,722	98	1,075
Long-term debt(2)	44,321	332,029	63,250	231,921
Total financial liabilities	$110,590	$339,751	$136,921	$232,996

(1)	Amounts represent the expected undiscounted cash payments.
(2)	Amounts represent undiscounted principal only and exclude accrued interest and transaction costs.

As at December 31, 2023 all material financial liabilities are current except for the long-term portion of the New Notes (Notes 15 and 21) and drilling contract (Note 11). In addition, the Company has provisions and other liabilities as disclosed in Note 20. The Company’s future unrecognized commitments are disclosed in Note 18.

e)	Foreign Currency Risk Management

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the fair value or future cash flows of the Corporation’s financial assets or liabilities. The Corporation has U.S. dollar denominated long-term debt as described in Note 15. As of December 31, 2023, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $39.7 million (December 31, 2022 - $29.3 million, December 31, 2021 - $39.6 million).

f)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the credit facility fluctuates with floating interest rates, Currently no amounts are drawn on the Senior Credit Facility. The New Notes and letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates.

15. LONG-TERM DEBT

Senior Secured Notes

On September 20, 2023 in conjunction with the closing of the De-Spac Transaction and the issuance of the New Notes as described below, GRI redeemed the outstanding balance of $294.6 million (US$217.9 million) on the US$312.5 million 12% senior notes that were issued on August 12, 2021 (the “2025 Notes”) at a redemption premium of 106.5%. The total premium paid as a result of the early redemption was $19.2 million (US$14.2 million) plus accrued interest of $3.4 million (US$2.5 million). Unamortized debt costs of $42.1 million were also expensed in conjunction with the extinguishment of the debt.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 26

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “New Notes”). The New Notes bear interest at the fixed rate of 12.00% per annum, payable semi-annually on April 1 and October 1 of each year commencing on April 1, 2024, and mature on October 1, 2028. The New Notes are secured by a first priority lien on substantially all the assets of the Company and its wholly owned subsidiaries. Subject to certain exceptions and qualifications, the indenture governing the New Notes contain certain covenants that limited the Company’s ability to, among other things, incur additional indebtedness, pay dividends, redeem stock, make certain restricted payments, and dispose and transfers of assets. The indenture governing the New Notes contains minimum hedging requirements of 50% of the forward 12 calendar month PDP forecasted production as prepared to the Canadian standard using NI 51-101 until principal debt is less than US$100 million and limit capital expenditures to CAD$100 million annually until the principal outstanding is less than US$150 million. The New Notes are not subject to any financial covenants.

Under the indenture governing the New Notes, the Company is required to redeem the New Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of Excess Cash Flow (as defined in the New Notes Indenture) every six-months, with the first payment due by August 15, 2024. If consolidated indebtedness is less than US$150 million, the required redemption is reduced to 25% of Excess Cash Flow to be paid for every six-month period until the principal owing on the New Notes is US$100 million

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of its New Notes. As of December 31, 2023, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $39.7 million (December 31, 2022 - $29.3 million, December 31, 2021 - $39.6 million).

The New Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

As at December 31, 2023, the carrying value of the Company’s long-term debt was $376.48 million and the fair value was $394.1 million (December 31, 2022 carrying value – $254.4 million, fair value – $315.7 million).

As at December 31, 2023 the Company was compliant with all covenants.

As at December 31 ($ thousands)	2023	2022
US dollar denominated debt:
Redeemed 12.00% senior notes issued at 96.5% of par (US$217.9 million at December 31, 2022)(1)	$-	$295,173
Unamortized debt discount and debt issue costs	-	(40,765)
New 12.00% senior notes issued at 98% of par (USD$300 million at December 31, 2023)(1)	396,780	-
Unamortized debt discount and debt issue costs	(20,430)	-
Total term debt	$376,350	$254,408
Current portion of long-term debt	44,321	63,250
Long-term debt	$332,029	$191,158

(1)	The U.S. dollar denominated debt was translated into Canadian dollars as at period end exchange rates.

Greenfire may redeem some or all of the New Notes after October 1, 2025, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest plus a “make whole” premium, as set out in the table below. In addition, at any time before October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the notes using the net proceeds from certain equity issuances as a redemption price equal to 112% of the principal amount plus accrued and unpaid interest.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 27

The following table discloses the redemption amount including the “make whole” premium on redemption of the New Notes:

US$300 million 12.00% senior notes
On or after October 1, 2025 to October 1, 2026	106.0
On or after October 1, 2026 to October 1, 2027	103.0
On or after October 1, 2027	100.0

Senior Credit Facility

On September 20, 2023, Greenfire entered into a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicate facility. Total credit available under the Facility is $50 million comprising of $20 million operating facility and $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis until September 20, 2024, at which point in time it may be extended at the lender’s option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable at the end of the non-revolving term, being September 30, 2025. The Revolving Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lender’s evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each renewal.

The Senior Credit Facility is secured by a first priority security interest on substantially all the assets of the Corporation and is senior in priority to the New Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets. The Senior Credit Facility is not subject to any financial covenants.

As at December 31, 2023, amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, secured overnight financing rate or bankers’ acceptance rate, plus a margin of 2.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at December 31, 2023, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

During the fourth quarter of 2023, Greenfire entered into an unsecured $55 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from the EDC Facility. The EDC Facility is available on a demand basis and letters of credit issued under this facility incur an issuance and performance guarantee fee of 4.25%. As at December 31, 2023, the Company had $54.3 million in letters of credit outstanding under the Letter of Credit Facility.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 28

16. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company’s revenue from contracts with customers consists of diluted and non-diluted bitumen sales.

Greenfire’s oil sales include blended bitumen sales from the Expansion Asset and the Demo Asset as well as non-diluted bitumen sales trucked from the Demo Asset. At the Demo Asset, each barrel can be transported to several locations, including both pipeline and rail sales points, depending on the economics of each option at the time of sale. Greenfire’s oil sales are generally sold under variable price contracts and are based on the commodity market price, adjusted for quality, location or other factors. Greenfire is required to deliver nominated volumes of oil to the contract counterparty. Each barrel equivalent of commodity delivered is considered to be a distinct performance obligation. The amount of revenue recognized is based on the agreed transaction price and is recognized as performance obligations are satisfied, therefore resulting in revenue recognition in the same month as delivery. Revenues are typically collected on the 25th day of the month following production.

($ thousands)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Diluted bitumen sales	$652,812	$890,400	$212,225
Bitumen sales	23,158	108,449	58,449
Oil sales	$675,970	$998,849	$270,674

17. FINANCING AND INTEREST

($ thousands)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Accretion on long-term debt	$106,435	$74,176	$22,186
Other and cash interest	2,873	2,155	1,926
Accretion on decommissioning liabilities	906	743	298
Financing and interest expense	$110,214	$77,074	$25,050

The total interest and finance expense of $108.3 million during the year ended December 31, 2023, included $42.1 million of accelerated unamortized debt related costs and $19.2 million of debt redemption premiums on the redemption of the 2025 Notes.

18. COMMITMENTS AND CONTINGENCIES

The following table summarizes the Company’s estimated future unrecognized commitments associated with firm transportation agreements as at December 31, 2023:

($ thousands)	Remaining 2024	2025	2026	2027	2028	Beyond 2028	Total
Transportation	31,880	30,561	28,956	29,044	29,170	203,198	352,809
Total	$31,880	$30,561	$28,956	$29,044	$29,170	$203,198	$352,809

Greenfire Resources Ltd.	2023 Annual Financial Statements | 29

19. SHARE CAPITAL AND WARRANTS

Share capital

As at December 31, 2023 the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table along with note 5 summarizes the changes to the Company’s common share capital:

	Number of shares	Amount ($000’s)
Shares outstanding
Balance, December 31, 2021 and 2022	1	$15
Issuance of new common shares per De-Spac Transaction	43,690,533	-
Issuance for exercise of bond warrants	15,769,183	38,911
Issuance to MBSC shareholders – Class A and Class B	5,005,707	62,959
Issuance of new common shares for PIPE investment	4,177,091	56,630
Balance, December 31, 2023	68,642,515	$158,515

Bondholder warrants

As at December 31, 2022, GFI had 312,500 bondholder warrants outstanding which entitled the holders of these warrants, in aggregate, the right to purchase 25% of GFI’s issued and outstanding common shares commencing October 18, 2021 at $0.01 per shares. As at December 31, 2022, the bondholders had the right to acquire 2,983,866 common shares of GRI at $0.01 per share based on an exchange ratio of 9.55.

On September 20, 2023, with the closing of the De-Spac Transaction the 312,500 outstanding bondholder warrants were exchanged into 3,225,810 GRI common shares of which 2,886,565 were exchanged for 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million.

As at December 31, 2023 there were no bondholder warrants remaining.

Per share amounts

The Company uses the treasury stock method to determine the dilutive effect of performance and bondholder warrants. Under this method, only “in-the-money” dilutive instruments impact the calculation of diluted income (loss) per share. Net income (loss) per share was calculated using the historical weighted average shares outstanding, scaled by the applicable exchange ratio following the completion of the De-Spac Transaction.

The following table summarizes the Company’s basic and diluted net income (loss) per share:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Weighted average shares outstanding- basic	54,425,083	48,911,099	42,609,296
Dilutive effect of bond and performance warrants	-	21,019,068	5,488,834
Weighted average shares outstanding- diluted	54,425,083	69,930,167	48,098,130
Basic $ per share	$(2.49)	$2.69	$15.52
Diluted $ per share	$(2.49)	$1.88	$13.75

In computing the diluted net loss per share for the year ended December 31, 2023, the Company excluded the effect of 7,526,667 New Greenfire Warrants and 3,617,016 Performance Warrants as their effect in anti-dilutive.(December 31, 2022 and 2021 no warrants were excluded).

Greenfire Resources Ltd.	2023 Annual Financial Statements | 30

Performance warrants

In February 2022, the Company implemented a warrant plan (“Performance Warrants”) as part of the Company’s long-term incentive plan for employees and service providers. These Performance Warrants had both performance and time vesting criteria before there is the ability to exercise the option to purchase one common share of the Company for each Performance Warrant. On September 20, 2023 with the closing of the De-Spac Transaction there were 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Greenfire performance warrants and 77,941 were cancelled for cash consideration of $4.5 million.

The table below summarizes the outstanding warrants as if the warrant exchange ratio used to exchange GRI common shares into Greenfire common shares had occurred on January 1, 2022 and equates to the total common shares issuable to performance warrant holders:

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of Warrants	Weighted Average Exercise Price $US	Number of Warrants	Weighted Average Exercise Price $US
Performance Warrants outstanding
Balance, beginning of period	3,895,449	$2.89	-	$-
Performance warrants issued	186,257	8.35	4,159,546	2.91
Performance warrants forfeited	(38,820)	3.34	(264,097)	3.13
Performance warrants cancelled	(425,870)	3.15	-	-
Balance, end of period	3,617,016	$3.15	3,895,449	$2.89
Common shares issuable on exchange	3,617,016	-	3,895,449	-

The fair market value of the performance warrants was $11.0 million on the date of issuance. The exchange of the GRI performance warrants to Greenfire performance warrants did not result in an increase to the fair value of the warrants, therefore no additional expense was recorded. The fair value of each performance warrant was estimated on its grant date using the Black Scholes Merton valuation model with the following assumptions:

	2023 Assumptions	2022 Assumptions
Average risk-free interest rate	4.2%	1.46%
Average expected dividend yield	-	-
Average expected volatility[1]	70%	60%
Average expected life (years)	2-5	3-5

[1]	Expected volatility has been based on historical share volatility of similar market participants

The performance warrants expire 10 years after the issuance date. On September 20, 2023, with the closing of the De-Spac Transaction, all outstanding performance warrants vested and became exercisable. As a result, the remaining unrecognized fair market value of the performance warrants was immediately recorded as stock-based compensation, and a total of $9.2 million was expensed. For the year ended December 31, 2023, the Company recorded $9.8 million (2022-$1.2 million, 2021 -$nil) of stock-based compensation related to the performance warrant plan.

Greenfire Resources Ltd.	2023 Annual Financial Statements | 31

20.	WARRANT LIABILITY

On September 20, 2023, Greenfire issued 5,000,000 warrants to GRI common shareholders, bond warrant holders and performance warrant holders (the “New Greenfire Warrants”). The New Greenfire Warrants expire 5 years after issuance and entitle the holder of each warrant to purchase one common share of Greenfire at a price of US$11.50. Greenfire, can at its option, require the holder of the New Greenfire Warrants to exercise on a cashless basis. The 5,000,000 New Greenfire Warrants issued to the former GRI common shareholders and bondholders are to be treated as a derivative financial liability in accordance with IFRS 9 – Financial Instruments and were measured at fair value in accordance with IFRS 13 – Fair Value Measurement. These New Greenfire Warrants had a fair value of $35.6 million at the date of issuance and were recorded as a liability with a corresponding amount booked to retained earnings. The New Greenfire Warrants will be reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss).

In addition, Greenfire as part of the De-Spac Transaction assumed and exchanged 2,526,667 MBSC Class B Private Warrants for 2,526,667 New Greenfire Warrants. The New Greenfire Warrants issued to the MBSC Class B warrant holders were deemed to be an exchange of two financial liabilities at fair value. The fair value of the MBSC Class B Private Warrants was $18.0 million. Both sets of warrants have an exercise price of US$11.50 with both underlying securities trading at or valued at a similar price. As both sets of warrants are deemed to be economically equivalent, no gain or loss was recorded on the exchange. The exchanged warrants will be reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss).

On December 31, 2023, the 7,526,667 outstanding New Greenfire Warrants were revalued based on the closing share price of US$4.86 per common share of Greenfire During the year ended December 31, 2023, the fair value of the warrant liability decreased by $35.0 million. The following table reconciles the warrant liability.

	Year ended December 31, 2023		Year ended December 31, 2022
($ thousands)	Number of Warrants	Amount	Number of Warrants	Amount
Balance, beginning of year	-	$-	-	$-
Warrants issued	5,000,000	35,644	-	-
MBSC warrants converted	2,526,667	17,959
Change in fair value	-	(34,973)	-	-
Balance, end of period	7,526,667	$18,630	-	$-
Common shares issuable on exercise	7,526,667	-	-	-

The fair value of each warrant was estimated on its grant date using the Black Scholes Merton valuation model with the following assumptions:

2023 Assumptions
Average risk-free interest rate	4.2%
Average expected dividend yield	-
Average expected volatility (1)	70%
Average expected life (years)	5

(1)	Expected volatility has been based on historical share volatility of similar market participants

Greenfire Resources Ltd.	2023 Annual Financial Statements | 32

21. CAPITAL MANAGEMENT

The Company’s net managed capital consists primarily of cash and cash equivalents, long-term debt and shareholders’ equity. The current priorities for managing liquidity risk include managing working capital to ensure interest and debt repayment, and to fund the Company’s operations and the capital program. In the current commodity price environment and in conjunction with the Company’s commodity price risk management program, management believes its current capital resources and cash flow will allow the Company to meet its current and future obligations over the next 12 months. Capital expenditures and debt repayment are expected to be funded by cash-on-hand and out of cash flow. The Company’s capital structure consists of the following:

As at December 31 ($ thousands)	2023	2022
Face value of term debt (Note 15)	$396,780	$295,173
Shareholders’ equity	712,940	837,771
Working capital, excluding current portion of term debt, warrant liability and risk management contracts	(96,899)	(76,860)
Net managed capital	$1,012,821	$1,056,084

Net managed capital is not a standardized measure and may not be comparable with the calculation of similar measures by other companies.

22. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities were:

As at December 31 ($ thousands)	2023	2022
Trade payables	$6,303	$3,367
Accrued payables	35,994	30,401
Accrued employee annual incentive plans	4,435	4,463
Accrued interest payable	13,118	8,338
Accounts payable and accrued liabilities	$59,850	$46,569

23. RELATED PARTY TRANSACTIONS

The Company’s related parties primarily consist of key management personnel. The Company considers directors and officers of Greenfire Resources Ltd. as key management personnel.

($ thousands)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Salaries, benefits, and director fees	$3,808	$1,978	$873

24. SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

($ thousands)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Change in accounts receivable	$(372)	$9,654	$(43,962)
Change in inventories	705	1,349	(15,917)
Change in prepaid expenses and deposits	(1,763)	6,537	(10,512)
Change in accounts payable and accrued liabilities	13,048	(10,859)	57,367
Working capital acquired (note 6)	-	-	41,856
	11,618	6,681	28,832
Other items impacting change in non-cash working capital: Unrealized foreign exchange loss in accounts payable	(93)	(652)	-
	11,525	6,029	28,832
Related to operating activities	25,513	3,570	(6,910)
Related to investing activities (accrued additions to PP&E)	(13,988)	2,459	35,742
Net change in non-cash working capital	$11,525	$6,029	$28,832
Cash interest paid (included in operating activities)	$(39,955)	$(51,129)	$(1,926)
Cash interest received (included in operating activities)	$2,976	$620	$21

Greenfire Resources Ltd.	2023 Annual Financial Statements | 33

Corporate Information

Directors	Solicitors

Julian McIntyre (1)	Burnet, Duckworth, & Palmer LLP
Jonathan Klesch	2400, 525 – 8th Avenue SW
Derek Aylesworth (2)(3)	Calgary, Alberta, Canada
Venkat Siva (3)	T2P 1G1
Matthew Perkal (3)
Robert Logan	Carter Ledyard & Milburn LLP
41st Floor

(1)	Chair of the Board of Directors	28 Liberty Street
(2)	Chair of the Audit and Reserves Committee	New York, New York 10005
(3)	Audit and Reserves Committee
Bankers

Officers
Bank of Montreal
Robert Logan MPBE, P.Eng	595-8 Avenue SW
President, and Chief Executive Officer	Calgary, Alberta, Canada
T2P 1G1
Tony Kraljic, CA
Chief Financial Officer	Auditor

Kevin Millar C.E.T.	Deloitte LLP
SVP Operations & Steam Chief	850 2nd Street SW
Calgary, Alberta, Canada
Albert MA P.Eng	T2P 0R8
SVP Engineering
Reserve Engineers
Crystal Park P.Eng, MBA
SVP Corporate Development	McDaniel & Associates Consultants Ltd.
2200, 255 – 5th Avenue SW
Charles R. Kraus	Calgary, Alberta, Canada
Corporate Secretary	T2P 3G6

Head Office

Suite 1900, 205 – 5th Avenue SW,
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE : GFR
TSX : GFR

Greenfire Resources Ltd.	2023 Annual Financial Statements | 34